Exhibit 99.1

Neptune Wellness Subsidiary, Sprout Foods, Launches New Website and Branding

LAVAL, QC, Nov. 23, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that its subsidiary, Sprout Foods, Inc., has relaunched its website: https://www.sproutorganics.com. The new site provides a direct line for purchase with consumers via ecommerce and showcases a new look and feel for the Sprout brand, which is carried over into packaging, an updated logo, and a reset of the brand's tone and voice.

"We believe refreshing our Sprout brand, relaunching the Sprout website and developing a seamless DTC platform is essential as we scale and prepare for a fully integrated DTC campaign in the first half of 2022. The new branding brings a cohesive look and feel across each of our product lines – from pouches to snacks to meals – enabling Sprout to have better brand recognition among consumers and further grow brand awareness," said Capp Culver, CEO, Sprout Foods.

Sprout is a fast-growing organic plant-based baby food and toddler snack company with distribution across North America. Sprout's award-winning purees and snacks such as Plant Protein blends, Power Paks™ and Organic Curlz™ are currently sold on Amazon and in leading retailers such as Target, Wegman's, Metro Inc., and Sobeys.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Jessica Adkins, Senior Vice President, Corporate Communications, Neptune Wellness Solutions Inc., j.adkins@neptunecorp.com; Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 23-NOV-21